VIA EDGAR

March 22, 2010

Jeffery P. Reidler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, D.C.  20549

Re:	Assured Guaranty Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed March 12, 2010
File No. 001-32141

Dear Mr. Reidler:

Thank you for your letter dated March 19, 2010 in reference to the preliminary proxy statement for Assured Guaranty Ltd. (“AGL” or the “Company” ) that was filed on March 12, 2010.

We appreciate the effort that went into the Staff’s comments. We have provided our response to the comments you raised in your March 19, 2010 letter, which we have reproduced in italicized text. Our responses follow such comments.

Proposal No. 2 Approval and Adoption of the First Amended and Restated Bye-laws

1.              Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.”  You have “bundled” various distinct proposed amendments to the Company’s Bye-laws.  Each material change requiring shareholder approval should be separately identified, discussed and voted on in the proxy statement.

Company Response

It is our belief that none of the provisions in the First Amended and Restated Bye-laws (the Amended Bye-laws”) represent material changes.  Unlike the corporate law that is typical for companies that are incorporated in jurisdictions within the United States, Bermuda law requires that the shareholders approve all changes to the Bye-laws.  Accordingly, we are submitting the Amended Bye-laws to the shareholders for approval in their entirety.

In response to your concern and as discussed, we are dividing the proposal on the Amended Bye-laws into two proposals for voting purposes.  Proposal 2.1 will contain the Bye-law amendments that reflect the changes to the Bermuda Companies Act.  Proposal 2.2 will contain the other Bye-law amendments which update corporate governance provisions.  Approval of each of these proposals is conditional upon the approval of the other such proposal.  Therefore, in order for the Amended Bye-laws to be approved,  shareholders must approve both Proposal 2.1 and Proposal 2.2.

2.              Please revise this proposal to separately describe each substantive change to the Bye-laws.  For example, on page 65, under Updating Corporate Governance Provisions, you indicate that similar clarifications have been made to the proxy and share transfer and transmissions provisions of the Amended Bye-laws to reflect current practice.  These changes should be separately identified and described.

Company Response

We have made numerous revisions to enhance the descriptions of the Bye-law amendments in response to your comment, even where the amendments represent clarifications rather than substantive changes.  We have provided a marked copy of the Amended Bye-laws proposal description as an attachment to this letter.  With respect to the specific example you mentioned, we are replacing the sentence “Similar, clarifications have also been made to the proxy and share and transmissions provisions to reflect current practice”  with the following:

“Clarifications have been made to the transfer and transmission of shares provisions to specifically reference the customary forms of the transfer agent or the New York Stock Exchange (or such other stock exchange as may serve as the primary stock exchange for AGL’s common shares).  Clarifications have been made to the instrument of proxy provision to recognize that partnerships, limited liability companies or other forms of entities, in addition to corporations, may be shareholders of AGL.  The proxy provision has also been modified to expressly specify that the electronic form of proxy may include proxies voted by Internet or telephone and to provide that the instructions for proxy delivery may be set forth in the instrument of proxy.”

Please refer to the attachment to this letter to see the other revisions we made in response to your comment. For purposes of the attachment only, deletions are shown by strike-outs and additions are shown in bold face and are underscored.

*               *            *

In connection with its responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

In order to commence our proxy mailing as scheduled in time for our upcoming annual meeting, we would appreciate hearing back from you as soon as possible with respect to the responses discussed in this letter.

You may contact me at (441) 278-6679, or Edward Best or Laura Richman of Mayer Brown LLP at (312) 782-0600, if you have any questions regarding our response to your comments.

Sincerely,

/s/ James M. Michener
James M. Michener
General Counsel
Assured Guaranty Ltd.
cc: Nandani Acharya

Attachment

PROPOSAL NO. 2: APPROVAL AND ADOPTION OF THE
FIRST AMENDED AND RESTATED BYE-LAWS

At the Annual General Meeting, shareholders will be asked to approve the Amended Bye-laws ~~in order to: (1) reflect~~.  Shareholders will be asked to vote on two proposals relating to the Amended Bye-laws.  Proposal 2.1 reflects amendments to the Bermuda Companies Act 1981, as amended, which we refer to as the Companies Act~~; (2~~.  Proposal 2.2 amends corporate governance provisions of the existing Bye-laws of AGL in order to (1) more closely align certain provisions with NYSE listing requirements; (~~3~~2) remove prohibitions on taking Board and shareholder actions in the United States; (~~4) reflect desired~~3) address corporate governance practices; and (~~5~~4) make other minor clarifying and stylistic revisions to certain provisions of AGL’s Bye-laws.  THE ADOPTION OF EACH OF THESE PROPOSALS IS CONDITIONAL ON SHAREHOLDER APPROVAL OF BOTH PROPOSAL 2.1 AND 2.2.

If shareholder approval is received, the Amended Bye-laws will take effect as the bye-laws of AGL as of the close of the 2010 Annual General Meeting. The Amended Bye-laws will not take effect unless shareholder approval is received~~.~~ for both Proposal 2.1 and Proposal 2.2.

Background and Reasons for Bye-law Amendments

The Nominating and Governance Committee recently reviewed the existing Bye-laws of AGL to determine whether any changes were necessary or advisable in light of recent developments in Bermuda law. Because AGL’s existing Bye-laws have been in place, without change, since its IPO in 2004, the Nominating and Governance Committee also considered whether any additional changes to the existing Bye-laws were appropriate to recommend at this time in order to clarify or improve the current processes and procedures for corporate governance matters. The intended effect of the proposed amendments, if approved, will be to enable AGL to take advantage of the changes to Bermuda company law and to update its corporate governance practices for greater efficiency and flexibility and to clarify its corporate governance practices. Based on this review, the Nominating and Governance Committee recommended that the Board approve the Amended Bye-laws.

The Board determined, at its meeting held on February 25, 2010, that it is in the interests of AGL and its shareholders to make certain amendments to AGL’s Bye-laws. Accordingly, the Board approved, subject to shareholder approval, and recommended that shareholders approve, the adoption of the Amended Bye-laws. The text of the proposed Bye-law amendments as approved by the Board, marked to show changes from the current Bye-laws of AGL, with deletions indicated by strike-outs and additions indicated by bold face and underlining, is attached to this proxy statement as Exhibit B.

The following is a summary of both the material changes that will be effected if the Amended Bye-laws are adopted and the Board’s rationale for approving such changes. The following description is qualified in its entirety by reference to the actual text of the Amended Bye-laws as set forth in Exhibit B. Shareholders are urged to review Exhibit B carefully.

Proposal 2.1—Amendments to the Bye-laws Reflecting Changes in Bermuda Law

In 2006, the Legislative Change Committee of the Bermuda International Business Association in collaboration with the Ministry of Finance undertook a comprehensive review of the Companies Act.  Following this review, a Bill entitled the Companies Amendment Act 2006, which we refer to as the Act, was passed and subsequently enacted on December 29, 2006. The Act significantly amended the Companies Act.

Many of the changes brought about by these amendments are intended to make it easier for companies, the Registrar of Companies in Bermuda and service providers to utilize technology for maximum efficiency and convenience by making it possible for a company to deliver, via electronic mode, an electronic record of documents. For example, this means, subject to shareholder adoption of the Amended Bye-laws, that we may communicate with our shareholders by transmitting the notice of shareholders’ meetings via electronic means or by posting information

(proxy material and notices of shareholders’ meetings) electronically, subject to compliance with applicable requirements of securities laws, including the Exchange Act. The Amended Bye-laws also clarify ~~the electronic means by which~~that notices of Board meetings may be delivered by post, electronic means (including, without limitation, facsimile or electronic mail) or other mode of representing words in a visible form.

Other Bermuda law based changes brought about by these amendments include:

Treasury Shares.  A Bermuda company may, if permitted by its memorandum or bye-laws, acquire its own shares to be held as treasury shares. The Amended Bye-laws would permit AGL to acquire and hold treasury shares. We believe this will enable AGL to reissue those shares at a later time providing us with greater financial flexibility. We will continue to be able to repurchase our own shares for cancellation as has been our past practice.

Corporate Seals.  It is no longer a mandatory requirement of the Companies Act that deeds or other documents be executed under seal in order to be effective as a matter of Bermuda law. ~~As such, the~~ The Amended Bye-laws reflect this change by making adoption and use of a seal optional rather than a requirement.

Appointment of Officers.  In the past, Bermuda companies were required to have officers with specific titles: ‘‘President’’ and ‘‘Vice President,’’ or ‘‘Chairman’’ and ‘‘Vice-Chairman.’’ There are no longer any specific titles required for officers of a Bermuda company, with the exception of the ‘‘Secretary.’’ The Amended Bye-laws reflect this change ~~which~~by specifying that the officers may consist of a Chairman, a President, a Secretary and such additional officers as the Board may appoint.  This will provide us with greater flexibility in appointing and naming our officers in the future.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL AND ADOPTION OF PROPOSAL NO. 2.1 RELATING TO THE FIRST AMENDED AND RESTATED BYE-LAWS.

PROPOSAL 2.1 WILL ONLY BE ADOPTED IF SHAREHOLDERS ALSO APPROVE PROPOSAL 2.2.

~~Additional~~Proposal 2.2—Corporate Governance Amendments to the Bye-laws

In conjunction with the update of AGL’s Bye-laws to reflect the amendments to the Companies Act, the Board approved additional changes which are contained in the Amended Bye-laws. These include the following changes:

New York Stock Exchange Related Changes.  The definitions of Audit Committee, Compensation Committee and Nominating and Governance Committee, and the Board’s power to delegate responsibilities to committees, have been revised to be more closely aligned with the listing requirements of the NYSE, as well as to reference~~, where applicable, other legal requirements~~ SEC Rule 10A-3 in the Audit Committee definition and SEC Rule 16b-3 and Section 162(m) of the Internal Revenue Code in the Compensation Committee definition.  Similarly, the amended Bye-laws specify that the remuneration of the Auditor shall be fixed by the Audit Committee. Because these requirements already apply to AGL, these changes will not result in any changes to AGL’s corporate governance practices.

Removal of Prohibitions on Taking Action in the United States.  The Amended Bye-laws eliminate prohibitions on taking Board or shareholder action within the United States, although the removal of the language does not change the Company’s intention to continue operating so that it will not be engaged in a U.S. trade or business.

~~Updating~~Other Corporate Governance Provisions.  The Amended Bye-laws contain changes designed to reflect current practice. For example, the Board created a Risk Oversight Committee pursuant to the general authority for the creation of Board committees contained in the current Bye-laws. Provisions relating to the Risk Oversight Committee have been expressly added to the Amended Bye-laws.  The Amended Bye-laws clarify that the Nominating and Governance Committee determines director compensation. ~~Similarly, clarifications~~ Clarifications have ~~also~~ been made to the ~~proxy and share transfer and transmissions provisions to reflect current practice~~transfer and transmission of shares provisions to specifically reference the customary forms of the transfer agent or the New York Stock Exchange (or such other stock exchange as may serve as the primary stock exchange for AGL’s common shares).  Clarifications have been made to the instrument of proxy provision to recognize that partnerships, limited liability companies or other forms of entities, in addition to corporations, may be shareholders of AGL.  The proxy provision has also been modified to expressly specify that the electronic form of proxy may include proxies voted by Internet or telephone and to provide that the instructions for proxy delivery may be set forth in the instrument of proxy.  The changes described in this paragraph do not modify our current corporate governance procedures.

The indemnification provisions have updated to expressly permit AGL to purchase and maintain directors’ and officers’ insurance, to expressly provide that the Bye-law indemnification provisions are not exclusive provisions and to prevent amendment or repeal on a retroactive basis. ~~Each~~We believe that each of these amendments is a ~~standard~~common indemnification provision. The amendments specify that in order for expenses to be advanced to an indemnified person, such expenses must be reasonable. ~~The amendments also clarify some of the other existing indemnification provisions.~~ The provision for waiver of claims by AGL and its shareholders against directors and officers in connection with the performance of his or her duties has been expanded to clarify that the waiver applies whether the duties are performed for AGL or for any of its subsidiaries. As amended, there is no requirement of indemnification of agents of AGL and its subsidiaries.  The new language clarifies that indemnification covers collective, as well as individual, actions and omissions and alleged, as well as actual, actions or omissions. As a drafting matter, the amended indemnification provisions have been revised so that the defined term “Indemnified Person” is used throughout these provisions and so that other language is consistently used throughout these provisions.

The Board vacancy provisions have been revised to permit the Board to approve the retention of an employee as a director after such individual ceases to be an employee. The amended vacancy provision also specifies that, when filling a vacancy other than in connection with the removal of a director, the Board will assign the new director to a class such that each class of directors shall consist of, as nearly as possible, one-third of the total number of directors on the Board (as opposed to requiring, in certain cases, that the new director serve in the same class of directors as the predecessor).

The Amended Bye-laws shorten the minimum notice for Board meetings from three days to 24 hours and the minimum notice for shareholder meetings from 20 days to 15 days, to allow for greater flexibility, although it is not AGL’s current intention to call meetings on such shorter notice unless business necessity requires the meetings to be held more quickly.

Provisions have been added in the Amended Bye-laws regarding the chairing of both Board and shareholder meetings in order to provide for procedural clarity.  The provision with respect to Board meetings specifies that unless a majority of the directors in attendance agree otherwise, the Chairman shall chair meetings of directors and, if the Chairman is not present, the directors attending the Board meeting will select a chairman for that board meeting.  The provision with respect to shareholders’ meetings specifies that the Chairman, if there is one, and otherwise the President, shall chair shareholders’ meetings.  In their absence, a chairman for the shareholders’ meeting will be selected by shareholders present and entitled to vote at the meeting.

The Amended Bye-laws permit the Board to establish procedures and restrictions in connection with attendance or voting at shareholders’ meetings by telephonic or other electronic means.

Other changes in the Amended Bye-laws are intended to streamline corporate governance practices, such as specifying that the number of directors then in office, if at least three, shall be the number of directors on the Board in the absence of a specific resolution designating the number of members of the Board.

Clarifications and Stylistic Revisions.  A number of clarifications and stylistic revisions have been made throughout the Amended Bye-laws. For example, the Amended Bye-laws clarify that directors may sign resolutions by electronic transmission and that Board action taken by unanimous written resolutions do not require the signature of alternate directors. The remuneration of officers provision has been clarified to specify that officer compensation can be determined by the Compensation Committee or as otherwise determined in accordance with applicable Compensation Committee policy, stock exchange regulation and law or regulation. Some provisions reflect changes corresponding to the amendments described above. Outdated transitional provisions relating to the Board’s classification have been deleted.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL AND ADOPTION OF PROPOSAL NO. 2.2 RELATING TO THE FIRST ~~AMENDMENT~~AMENDED AND RESTATED BYE-LAWS.

PROPOSAL 2.2 WILL ONLY BE ADOPTED IF SHAREHOLDERS ALSO APPROVE PROPOSAL 2.1.